05006540

OMV Aktiengesellschaft

OMV Investor News

February 16, 2005
11.00am (UK time) – 12.00am (CET)

82-3209
SUPPL

OMV shares to trade solely on Vienna Stock Exchange

- **OMV has applied for delisting from Frankfurt and Munich stock exchanges**
- **Exclusive trading on Vienna Stock Exchange Xetra® system to enhance liquidity**

OMV, the leading oil and gas group in Central Europe, has applied for delisting of its shares on the Frankfurt and Munich stock exchanges. Less than 1% of average volume in OMV shares is traded on these two exchanges. By focusing trading exclusively on the Vienna Stock Exchange, OMV expects to enhance liquidity to the benefit of all market participants. In addition, this move will reduce costs and streamline administrative procedures without impacting the company's transparency and level of disclosure.

OMV Aktiengesellschaft (ISIN: AT0000743059), based in Austria, has been listed on the Vienna Stock Exchange since 1987. Since its initial public offering OMV has also been listed in Frankfurt and Munich (Germany). In 1999, the Vienna Stock Exchange adopted the Xetra® electronic trading system, which has been developed and is maintained by Deutsche Börse. Through this electronic trading platform, liquidity is concentrated and transactions outside auction times are possible via a transparent electronic order book. The Vienna Stock Exchange's professional support system, with specialists and market makers, guarantees a high level of liquidity and efficient handling of all international orders for OMV shares.

The regulations of the Prime Market of the Vienna Stock Exchange and the Austrian Corporate Governance Code ensure that OMV will continue to meet international criteria of transparency and disclosure in the future – in the interest of all our investors and the capital market. In addition, concentration on a single liquid market will enable OMV to eliminate a source of cost and administrative complexity.

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Background information:

OMV Aktiengesellschaft:
With Group sales of EUR 7.64 billion and a workforce of 6,137 employees in 2003, as well as market capitalization of approximately EUR 7 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal of doubling its 2001 market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 41 billion cubic meters of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the closing of its acquisition of a majority stake in Petrom in December 2004, OMV has become the largest oil and gas group in Central and Eastern Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,394 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom will be consolidated in the 2004 balance sheet and in 2005 it should already contribute to OMV's financial results.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-Mail: thomas.huemer@omv.com
Internet Homepage	http://www.omv.com

Cubitt Consulting

Noga Villalón, London , IR	Tel. +44 (207) 367-5102; e-Mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-Mail: mark@cjpcom.com

Next result announcement **January-December and Q4 2004** on March 15, 2005



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OMV

OMV Investor News

February 17, 2005
7.00am (UK time) — 8.00am (CET)

OMV disposes gas assets in eastern and southern Australia


SEC MAIL PROCESSING
RECEIVED
MAR - 8 2005
WASH, D.C.
213
SECTION

- **OMV sells gas assets to joint venture partner Santos Ltd**
- **Part of E&P portfolio rationalization**
- **Effective from January 1, 2005**

OMV, Central Europe's leading oil and gas group, today announces the disposal of its gas assets in eastern and southern Australia as a part of an E&P portfolio rationalization. OMV AUSTRALIA Pty Ltd., a 100% subsidiary of OMV Aktiengesellschaft, is selling its wholly owned subsidiary Basin Oil Pty Ltd, holder of OMV's Cooper Basin and Gippsland Basin interests, to Santos Ltd, Australia's largest gas producer. The deal, which is effective from January 1, 2005, is a cash transaction and the parties have agreed not to disclose the value of the transaction. The transaction is still subject to government approvals and is expected to be completed in the second quarter of 2005.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production (E&P) stated: "As part of a portfolio rationalization, we are disposing of our Cooper Basin and Gippsland Basin gas assets and other interests. In Australia we will focus our activities on oil exploration in the Carnarvon Basin and Timor Sea. As our existing joint venture partner in those assets Santos Ltd is the perfect company to acquire our gas interests. The sale is of advantage for both companies." The assets sold represent a production of about 3,600 boe/d.

The OMV assets sold to Santos Ltd are:

- VIC/L21 Patricia Baleen gas field and associated processing facilities (OMV: 40%)
- VIC/RL3 Sole gas field (OMV: 40%)
- VIC/RL1 Golden Beach gas field (OMV: 33%)
- VIC/P55 exploration block (OMV: 33%)
- Cooper Basin (OMV: 2.1%)

Balanced international E&P portfolio
OMV owns a balanced international E&P portfolio in 18 countries organized around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East and Australia/New Zealand. Due to the acquisition of 51% of Petrom S.A., Romania's largest oil company, OMV's daily production volume is approximately 340,000 boe/d, and the company's reserves approximately 1.4 bn boe.


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OMV

Background information:

OMV in Australia and New Zealand
OMV has been active in Australia/ New Zealand since 1999. OMV has offices both in Perth, Australia, and in Wellington, New Zealand. In Australia, after the sale OMV will have interests in 8 exploration licenses (offshore) and in 1 production license (offshore) with a daily production of about 1,000 bbl. In New Zealand, OMV has interests in 7 exploration licenses (offshore/onshore) and in 1 production license (offshore) with a daily production of 5,000 to 7,000 boe/d. Also, another production license has been granted for Pohokura, the biggest non developed gasfield in the country, with production planned to commence mid 2006.

Santos Limited
Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.


TIMOR
Timor Sea
CARNARVON
Darwin
Broome
Northern
Territory
Queensland
Alice Springs
COOPER
INDIAN OCEAN
Western Australia
South
Australia
PACIFIC
OCEAN
Perth
New South
Wales
Sydney
CANBERRA
Victoria
Great Australian Bight
Melbourne
GIPPSLAND
AUSTRALIA
OMV BLOCKS
Proposed disposal
TASMANIA
Tasman Sea
1000 km

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-Mail: thomas.huemer@omv.com

Internet Homepage: http://www.omv.com

Cubitt Consulting
Noga Villalón, London, IR Tel. +44 (207) 367-5102; e-Mail: noga.villalon@cubitt.com
Simon Barker, London, Press Tel. +44 (20) 7367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York Tel. + 1 (212) 896-1201; e-Mail: mark@cjpcom.com

Next result announcement **January–December and Q4 2004** in March 2005


Move & More. OMV